SO
9-6-02



SECUR 02007956 MISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 3 0 2002
503

OMB APPROVAL	
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9/4/02

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER INVESTMENT SERVICES, CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Barkley Bldg., Ste. 303 12700 Shelbyville Rd.
(No. and Street)

Louisville (City) KY (State) 40243-1599 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald A. Wells (502) 459-4414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buetow, LeMastus & Dick, Pllc
(Name – *if individual, state last, first, middle name*)

1510 PNC Plaza 500 W. Jefferson St. Louisville, KY 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/9 PS

ALEXANDER INVESTMENT SERVICES, CO.

Financial Statements
With Independent Auditors' Report Thereon
Together with Independent Auditors' Supplementary
Report on Internal Accounting Control

June 30, 2002 and 2001

ALEXANDER INVESTMENT SERVICES, CO.

Table of Contents



Buetow, LeMastus & Dick PLLC

Independent Auditors' Report

The Board of Directors
Alexander Investment Services, Co.:

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the Company) as of June 30, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buetow, LeMastus & Dick PLLC

July 23, 2002

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Financial Condition

June 30, 2002 and 2001

Assets	2002	2001
Current Assets:		
Cash and cash equivalents	$ 42,557	$ 45,427
Accounts receivable	2,891	760
Not readily marketable securities	65,000	65,000
Accrued commission	7,163	11,455
Other current assets	-	21
Total Current Assets	117,611	122,663
Furniture and equipment, net	12,508	18,382
Security deposit	2,033	-
	$ 132,152	$ 141,045

Liabilities and Stockholders' Equity	2002	2001
Current Liabilities:		
Accounts payable	$ 5,470	$ 184
Accrued expenses	9,656	17,905
Total Current Liabilities	15,126	18,089
Stockholders' Equity:		
Capital stock, common, no par value; Authorized 100,000 shares; issued and outstanding 60,000 shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	125,834	131,764
Total Stockholders' Equity	117,026	122,956
	$ 132,152	$ 141,045

See accompanying notes to financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Operations

Years ended June 30, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$ 2,081,190	$ 2,421,990
Retirement plan fees	83,258	102,836
Interest and dividends	1,930	15,437
Miscellaneous income	428	42
Total Revenues	2,166,806	2,540,305
Expenses:		
Officers' compensation	1,435,904	1,711,718
Salaries, wages and commissions	485,909	567,384
Payroll taxes	20,204	21,022
Insurance	33,918	17,245
Employee retirement plan	20,000	20,980
Advertising	360	1,131
Depreciation	18,218	7,640
Securities losses	-	16,453
Rent	40,873	40,741
Office supplies	38,984	53,916
Telephone	14,343	12,101
Other expenses	64,023	60,829
Total Expenses	2,172,736	2,531,160
Net Income (Loss)	$ (5,930)	$ 9,145

See accompanying notes to financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Changes in Stockholders' Equity

Years ended June 30, 2002 and 2001

	Common Stock		Additional paid-in	Retained	Treasury	
	Shares	Amount	capital	earnings	Stock	Total
Balances at June 30, 2000	60,000	$ 1,000	$ 68,882	$ 122,619	$ (78,690)	$ 113,811
Net income	-	-	-	9,145	-	9,145
Balances at June 30, 2001	60,000	1,000	68,882	131,764	(78,690)	122,956
Net loss	-	-	-	(5,930)	-	(5,930)
Balances at June 30, 2002	60,000	$ 1,000	$ 68,882	$ 125,834	$ (78,690)	$ 117,026

See accompanying notes to financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Cash Flows

Years ended June 30, 2002 and 2001

		2002		2001
Cash flows from operating activities:				
Net income (loss)	$	(5,930)	$	9,145
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		18,218		7,640
Marketable securities loss		-		16,453
(Increase) decrease in assets:				
Trade accounts receivable		(2,131)		1,000
Accrued commissions		4,292		4,411
Other current assets		21		1,272
Security deposit		(2,033)		-
Increase (decrease) in liabilities:				
Accounts payable		5,286		(5,816)
Accrued expenses		(8,249)		3,409
Net cash provided by operating activities		9,474		37,514
Cash flows from investing activities:				
Proceeds from sale of marketable securities		-		47,108
Purchases of securities		-		(71,450)
Additions to property and equipment		(12,344)		(10,832)
Net cash used in investing activities		(12,344)		(35,174)
Net increase (decrease) in cash and cash equivalents		(2,870)		2,340
Cash and cash equivalents at beginning of year		45,427		43,087
Cash and cash equivalents at end of year	$	42,557	$	45,427
Supplemental disclosures for cash flow information:				
Cash paid for:				
Interest	$	-	$	-
Local income taxes	$	-	$	-

See accompanying notes to financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Notes to Financial Statements

June 30, 2002 and 2001

(1) Nature of Business

Alexander Investment Services, Co., (the Company) is a financial services firm providing investment services, retirement plan designs and financial advisory and management consulting services to individual and commercial clients. The Company is registered as a broker-dealer with the National Association of Securities Dealers (NASD).

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting whereby revenues are recognized when earned and expenditures are recognized when incurred.

(b) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Marketable Securities

Marketable securities are carried at market value.

(d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Beginning in 1999, an accelerated method has been used to calculate depreciation. Depreciation in prior years was computed by the straight-line method.

(e) Use of Estimates and Concentration of Credit Risk

Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

(e) Use of Estimates and Concentration of Credit Risk (Continued)

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

(3) Not Readily Marketable Securities

Securities not readily marketable include investment securities (*a*) for which there is no market on a securities exchange or no independent publicly quoted market, (*b*) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (*c*) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At June 30, 2002 and June 30, 2001, these securities at estimated fair value were $65,000.

(4) Property and Equipment

Property and equipment consist of the following:

	2002	2001
Furniture	$ 20,453	$ 18,941
Office equipment	171,452	160,619
	191,905	179,560
Less accumulated depreciation	(179,397)	(153,538)
	$ 12,508	$ 18,382

(5) Retirement Plans

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $20,000 for 2002 and $20,980 for 2001.

(Continued)

(6) Lease Commitments

The Company leases office space in Louisville, Kentucky under a operating sublease agreement expiring July 31, 2004. The Company also leases office space in Harlan, Kentucky on a month-to-month lease. Rent expense was $40,873 and $40,741 for each of the years ended June 30, 2002 and 2001 respectively.

Future minimum lease payments under the operating lease are as follows:

June 30, 2003	24,392
June 30, 2004	24,392
June 30, 2005	2,033
	$ 50,817

(7) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2002 and 2001 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

(Continued)

(7) Net Capital Rule (Continued)

	2002	2001
Aggregate indebtedness	$ 15,126	$ 18,089
Net capital:		
Stockholders' Equity	117,026	122,956
Nonallowable assets:		
Furniture and equipment	(12,508)	(18,382)
Accounts receivable	(2,891)	(760)
Other assets	(2,033)	(21)
Net capital	99,594	103,793
Haircuts on securities:		
Money market funds	–	-
Other securities	–	-
Not readily marketable securities	(65,000)	(65,000)
Net capital	$ 34,594	$ 38,793
Ratio of aggregate indebtedness to net capital	.4372	.4663

In addition, there are no liabilities subordinated to general creditors as of June 30, 2002.

(8) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2002.

As of June 30, 2001, there was a difference of $3,520 between accrued expenses per the accompanying financial statements and the financial statements filed with the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report). The accrued retirement plan account was adjusted due to contribution limitations after the FOCUS report was filed with the Securities and Exchange Commission.

(Continued)

ALEXANDER INVESTMENT SERVICES, CO.

Notes to Financial Statements

June 30, 2002 and 2001

(9) Income Taxes

Cumulative temporary timing differences between book and taxable income are as follows:

	2002	2001
Differences in depreciation	2,933	9,072
Accounts receivable and accrued commissions	10,054	12,215
Accounts payable, commissions and wages payable	(15,126)	(18,089)
	$ 2,139	$ 3,198

(Continued)

SCHEDULE 1

ALEXANDER INVESTMENT SERVICES, CO.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
and
Statement Regarding Liabilities Subordinated to General Creditors

As of June 30, 2002

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2002 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2002
Aggregate indebtedness	$ 15,126
Net capital:	
Stockholders' Equity	117,026
Nonallowable assets:	
Furniture and equipment	(12,508)
Accounts receivable	(2,891)
Other assets	(2,033)
Net capital	99,594
Haircuts on securities:	
Not readily marketable securities	(65,000)
Net capital	$ 34,594
Ratio of aggregate indebtedness to net capital	.4372

In addition, there are no liabilities subordinated to general creditors as of June 30, 2002.



Buetow, LeMastus & Dick PLLC

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Alexander Investment Services, Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Alexander Investment Services, Co. (the Company) for the years ended June 30, 2002 and June 30, 2001 we considered its internal control structure, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 and 2001 to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buetow, LeMaster & Walsh PLLC

July 23, 2002